Exhibit 21.1

Founder Group Limited

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Founder Energy Sdn. Bhd.	Malaysia
Founder Assets Sdn. Bhd.	Malaysia
Founder Energy (Singapore) Pte. Ltd.	Singapore